Exhibit 10.10

ViewRay Incorporated

Two Thermo Fisher Way

Village of Oakwood, Ohio 44146

October 13, 2010

Dear David:

We are pleased to extend you this offer to serve as Chief Financial Officer of ViewRay Incorporated (the “Company”). This offer may be accepted by countersigning where indicated at the end of this letter. Your employment with the Company shall be effective as of November 11, 2010 (the “Start Date”).

1.	Duties and Extent of Service

As Chief Financial Officer of the Company, you will have responsibility for performing those duties as are customary for, and are consistent with, such position, as well as those duties as the Company’s Board of Directors (the “Board”) or Chief Executive Officer may from time to time designate. You agree to abide by the rules, regulations, instructions, personnel practices and policies of the Company and any changes therein that may be adopted from time to time by the Company. Except for vacations and absences due to temporary illness, you will be expected to devote your full time and effort to the business and affairs of the Company and shall not, during your employment by the Company, without the prior written approval of the Board, be employed by or otherwise engaged in any other business activity requiring any of your time, except as expressly set forth on Annex A hereto.

The Company is currently located in Village of Oakwood, Ohio. The Company acknowledges that your primary residence is in Bellevue, Washington. You shall not be required to relocate your primary residence or your family to the greater Cleveland, Ohio area. As we have discussed and mutually agreed, a significant portion of your work as Chief Financial Officer of the Company is expected to be performed out of the Company’s office in Village of Oakwood, Ohio (or such other location in the greater Cleveland, Ohio area as the Company may from time to time utilize as its principal offices) (the “Principal Office”). You may perform a significant portion of your work from a remote (or home) office; provided, that such remote (or home) working arrangement does not adversely affect your ability to perform your duties as Chief Financial Officer of the Company (as reasonably determined by the Board, without your vote if you are a member of the Board at such time). As we have further discussed and agreed, you will be expected to work out of the Principal Office for a period of at least eight days per month in the aggregate (such days to be determined by the Board or Chief Executive Officer); provided, that, (i) for every week of vacation taken per month, such eight day period shall be reduced by two days and (ii) for vacation days taken in any month that do not amount to one week in the aggregate, such required eight day period shall be reduced ratably.

2.	Compensation

In consideration of your employment with the Company, the Company will pay you a base salary, payable in periodic installments in accordance with the Company’s standard payroll practices, which annualizes to $200,000. You will be eligible for an annual bonus of up to 35% of your annual base salary which will be based upon the achievement of certain milestones recommended by the Compensation Committee of the Board (the “Compensation Committee”) and approved by the Board; provided, that, any bonus for 2010 will be prorated, based on the number of days that you are employed by the Company during 2010; and, provided, further, that such bonus shall not reflect the achievement by the Company of any milestones prior to the Start Date.

As additional consideration for your agreement to accept employment with the Company, within thirty days of the Start Date and contingent upon: (i) the execution and delivery to the Company of a release agreement between you and vcfo Washington, Inc. in a form and in substance reasonably satisfactory to the Company and (ii) the commencement of your employment as Chief Financial Officer of the Company on the Start Date, you will be entitled to receive, and the Company shall pay to you, a one-time signing bonus in an amount equal to $15,000.

You will also be entitled to twenty days of paid vacation annually. You will be entitled to participate in such employee benefit plans and fringe benefits as may be offered or made available by the Company from time to time to its employees. The Board reserves the right from time to time to change the Company’s employee benefit plans and fringe benefits. Your participation in such employee benefit plans and fringe benefits, and the amount and nature of the benefits to which you shall be entitled thereunder or in connection therewith, shall be subject to the terms and conditions of such employee benefit plans and fringe benefits.

3.	Stock Options

(a) As soon as reasonably practicable after your Start Date and subject to the separate approvals of the Board and Compensation Committee, you shall be entitled to a stock option grant (the “Option”) to purchase up to 314,199 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), underlying the Option (the “Option Shares”) which Option shall be set forth in an Incentive Stock Option and Reverse Vesting Agreement between you and the Company (the “Option Agreement”) issued under the Company’s 2008 Stock Incentive Plan. The Option will be exercisable at a price per share equal to the fair market value per share of the Company’s Common Stock on the Start Date. The Option will be subject to the following vesting schedule: 78,550 Option Shares shall vest on January 1, 2011, with 1/36th of the remaining 235,649 Option Shares vesting monthly thereafter on the monthly anniversary of the Start Date.

(b) The Option Agreement shall provide that, in the event that (i) a Change of Control (defined below) occurs during your employment hereunder and (ii) your employment with the Company is terminated by the Company (or its successor) without Cause or you resign for Good Reason (as defined below) at any time during the (12) twelve-month period following such Change of Control, then (x) without further action by the Company (or its successor) or the

Company’s Board of Directors, all Option Shares shall accelerate and become vested and exercisable as of the date of such termination, and (y) you shall be entitled to receive the Severance subject to, and in accordance with Section 12 of this letter agreement. As used herein, “Change of Control” means (i) a sale of all or substantially all of the assets of the Company and its subsidiaries taken as a whole or (ii) a merger, consolidation or other similar business combination involving the Company, if, upon completion of such transaction the beneficial owners of voting equity securities of the Company immediately prior to the transaction beneficially own less than fifty percent of the successor entity’s voting equity securities; provided, that “Change of Control” shall not include a transaction where the consideration received or retained by the holders of the then outstanding capital stock of the Company does not consist primarily of (i) cash or cash equivalent consideration, (ii) securities which are registered under the Securities Act of 1933, as amended (the “Securities Act”), or any successor statute and/or (iii) securities for which the Company or any other issuer thereof has agreed, including pursuant to a demand, to file a registration statement within ninety days of completion of the transaction for resale to the public pursuant to the Securities Act.

4.	Commuting Expenses

(a) During your employment with the Company, the Company shall reimburse you for reasonable costs of housing and transportation in the greater Cleveland area and for commercial air travel between your home and the Company’s principal offices in Village of Oakwood, Ohio, as required by this letter agreement and subject to the Company’s travel and related procedures and practices as established by the Company and as in effect from time to time; provided, that in addition to complying with all travel and related policies, the “reasonableness” of all such costs shall be determined by the Chief Executive Officer and/or the Board.

(b) The Company may, at its sole discretion, provide you with access to an automobile and an apartment within the greater Cleveland area, in each case for your non-exclusive use in connection with your work as Chief Financial Officer of the Company. If the Company so chooses to provide you with an automobile and/or apartment in accordance with the foregoing sentence, the reimbursement provisions set forth in Section 4(a) above shall no longer apply except as agreed to and consented to by the Company in writing on a case by case basis.

(c) Notwithstanding anything in this Section 4 to the contrary, if you voluntarily relocate to Village of Oakwood, Ohio or the greater Cleveland, Ohio area at any time during your employment with the Company, the Company’s obligations under this Section 4 shall immediately cease and the Company shall reimburse you for those reasonable expenses associated with relocation that have been approved by the Board.

5.	Immigration Status; Background Checks

For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three business days of your date of hire, or our employment relationship with you may be terminated.

The Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees. Your job offer, therefore, is contingent upon a clearance of such a background investigation and/or reference check, if any.

6.	Nondisclosure and Developments

Regardless of the reason your employment with the Company terminates, you will continue to comply with the Employee Confidentiality, Inventions and Non-Interference Agreement, dated November 11, 2010 between you and the Company (the “Employee Confidentiality Inventions and Non-Interference Agreement”).

7.	No Conflicting Obligation

You hereby represent and warrant that the execution and delivery of this letter agreement, the performance by you of any or all of the terms of this letter agreement and the performance by you of your duties as an employee of the Company do not and will not breach or contravene (i) any agreement or contract (including, without limitation, any employment or consulting agreement, any agreement not to compete or any confidentiality or nondisclosure agreement) to which you are or may become a party, including without limitation, the offer letter, dated October 1, 2007 between you and vcfo Washington, Inc. or (ii) any obligation you may otherwise have under applicable law to any former employer or to any person to whom you have provided, provide or will provide consulting services.

8.	Non-Competition

During your employment with the Company and for a 12-month period following the termination of your employment, you shall not, directly or indirectly, own any interest in, operate, join, control or participate as a partner, director, principal, officer, or agent of, enter into the employment of, act as a consultant to, or perform any services for any company in the business of manufacturing, marketing or distributing any radiotherapy device incorporating real-time imaging. The parties hereto expressly agree that the scope and duration of the restrictions set forth in this paragraph are reasonable. In the event that any arbitrator or court of competent jurisdiction shall hold that the duration or scope of the restrictions set forth in this paragraph are unreasonable under circumstances now or hereafter existing, the maximum duration or scope of restriction reasonable under such circumstances shall be substituted, and each party hereto shall petition any such court to cause the maximum duration or scope of restriction reasonable under such circumstances to be so substituted for the duration or scope of restriction set forth herein.

9.	Non-Disparagement

During your employment with the Company and thereafter, you agree that you will not knowingly disparage, criticize, or otherwise make any derogatory statements regarding the Company or its past, present or future directors, officers, employees or products.

10.	No Cooperation

During your employment with the Company and thereafter, you agree that you will not act in any manner that might damage the business of the Company. You agree that you will not counsel or assist any attorneys or their clients in the presentation or prosecution of any disputes, differences, grievances, claims, charges or complaints by any third party against the Company and/or any officer, director, employee, agent, representative, stockholder or attorney of the Company, unless under a subpoena or other court order to do so.

11.	At-Will

You acknowledge that the employment relationship between the Company and you is at-will, meaning that the employment relationship may be terminated, at any time, by the Company or you for any reason or for no reason, with or without notice. However, you agree to make reasonable efforts to provide the Company at least thirty (30) days’ written notice prior to termination of the employment relationship.

12.	Severance

Subject to Section 3(b) above:

(a) If your employment with the Company is terminated by the Company for Cause (defined below) or by you without Good Reason (defined below), then the Company will pay you all accrued but unpaid wages, based on your then current base salary, through the termination date.

(b) If your employment with the Company is terminated by the Company without Cause or you resign for Good Reason (defined below), the Company shall pay you severance, in accordance with the Company’s standard payroll practices, equal to your annualized base salary plus the amount of your annual bonus for the year preceding the termination date for a six-month period beginning on the termination date (“Severance”).

(i) The receipt of any Severance pursuant to clause (b) will be subject to you signing and not revoking a separation agreement and release of claims in a form reasonably satisfactory to the Company. No Severance will be paid or provided until the separation agreement and release agreement becomes effective. The receipt of any Severance will also be subject to you not violating the provisions set forth above under the headings Non-Competition, Non- Disparagement and No Cooperation. In the event that you breach any of those provisions, all continuing payments to which you may otherwise will be entitled will immediately cease.

(c) As used herein, “Cause” means (i) your willful failure to perform your material duties as Chief Financial Officer, other than a failure resulting from your complete or partial incapacity due to physical or mental illness or impairment, (ii) your willful act that constitutes gross misconduct and that is injurious to the Company, (iii) your willful breach of a provision of this letter agreement, (iv) your material and willful violation of a federal or state law or regulation applicable to the business of the Company, or (v) your conviction or plea of guilty or no contest to a felony.

(d) As used herein, “Good Reason” means the occurrence of one or more of the following conditions, without your consent and without remedy by the Company as described herein: (i) a material reduction in your compensation, including but not limited to your level of base salary and annual bonus opportunity, other than reductions approved by the Board that are applicable to all employees of the Company, (ii) a material, non-voluntary, reduction of your authority, duties, position, title, or responsibilities or a material, adverse change in your reporting structure or (iii) a reduction in the kind or level of your benefits to which you were entitled immediately prior to such reduction, other than reductions approved by the Board that are applicable to all employees of the Company.

13.	Code Section 280G

(a) In the event it shall be determined that any payment or distribution to you or for your benefit which is in the nature of compensation and is contingent on a change in the ownership or effective control of the Company or the ownership of a substantial portion of the assets of the Company (within the meaning of Section 280G(b)(2) of the Code), whether paid or payable pursuant to this letter agreement or otherwise (a “Payment”), would constitute a “parachute payment” under Section 280G(b)(2) of the Code and would be subject to the excise tax imposed by Section 4999 of the Code (together with any interest or penalties imposed with respect to such excise tax, the “Excise Tax”), then the Payments shall be reduced to the extent necessary so that no portion thereof shall be subject to the excise tax imposed by Section 4999 of the Code but only if, by reason of such reduction, the net after-tax benefit received by you shall exceed the net after-tax benefit received by you if no such reduction was made. The specific Payments that shall be reduced and the order of such reduction shall be determined so as to achieve the most favorable economic benefit to you, and to the extent economically equivalent, the Payments shall be reduced pro rata, all as determined by the Company in its sole discretion. For purposes of this section, “net after-tax benefit” shall mean (i) the Payments which you receive or are then entitled to receive from the Company that would constitute “parachute payments” within the meaning of Section 280G of the Code, less (ii) the amount of all federal, state and local income taxes payable with respect to the Payments calculated at the maximum marginal income tax rate for each year in which the Payments shall be paid to you (based on the rate in effect for such year as set forth in the Code as in effect at the time of the first payment of the foregoing), less (iii) the amount of Excise Taxes imposed with respect to the Payments.

(b) All determinations required to be made under this Section 13 shall be made by such nationally recognized accounting firm as may be selected by the Audit Committee of the Board as constituted immediately prior to the change in control transaction (the “Accounting Firm”), provided, that the Accounting Firm’s determination shall be made based upon “substantial authority” within the meaning of Section 6662 of the Code. The Accounting Firm shall provide its determination, together with detailed supporting calculations and documentation, to you and the Company within 15 business days following the date of termination of your employment, if applicable, or such other time as requested by you (provided, that you reasonably believe that any of the Payments may be subject to the Excise Tax) or the Company. All reasonable fees and expenses of the Accounting Firm in reaching such a determination shall be borne solely by the Company.

14.	Section 409(A) of the Code

To the extent that any payments or benefits under this letter agreement are deemed to be subject to Section 409(A) of the Code, this letter agreement will be interpreted in accordance with Section 409(A) of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder in order to (a) preserve the intended tax treatment of the benefits provided with respect to such payments and (b) comply with the requirements of Section 409(A) of the Code.

15.	Governing Law; Arbitration

This letter agreement shall be governed by and construed in accordance with the substantive laws of Ohio (without reference to principles of conflicts or choice of law that would cause the application of the internal laws of any other jurisdiction).

In consideration of the Company employing you and the wages and benefits provided under this letter agreement, you and the Company each agree that all claims arising out of or relating to your employment, including its termination, shall be resolved by arbitration.

The dispute will be arbitrated in accordance with the rules of the American Arbitration Association. The Company agrees to pay the fees and expenses relating to arbitration, except those related to your legal fees and costs. However, if either party prevails on a statutory claim which affords the prevailing party attorneys’ fees and costs, the arbitrator may award reasonable fees and costs to the prevailing party, under the standards for an award of fees and costs provided by law. You and the Company agree to file any demand for arbitration within the time limit established by the applicable statute of limitations for the asserted claims or within one year of the conduct that forms the basis of the claim if no statutory limitation is applicable. Failure to demand arbitration within the prescribed time period shall result in waiver of said claims.

These provisions regarding arbitration will cover all matters directly or indirectly related to your recruitment, employment or termination of employment by the Company, including, but not limited to claims involving laws against any form of discrimination whether brought under federal or state law, and claims involving present and former employees, officers and directors of the Company, but excluding workers’ compensation and unemployment insurance claims. EACH PARTY TO THIS LETTER AGREEMENT UNDERSTANDS AND AGREES THAT IT IS WAIVING ITS RIGHTS TO BRING SUCH CLAIMS TO COURT, INCLUDING THE RIGHT TO A JURY TRIAL.

16.	Entire Agreement; Amendment; Severability

This letter agreement (together with the Employee Confidentiality, Inventions and Non-Interference Agreement and Option Agreement) sets forth the sole and entire agreement and understanding between the Company and you with respect to the specific matters contemplated and addressed hereby and thereby. No prior agreement, whether written or oral, shall be construed to change or affect the operation of this letter agreement in accordance with its terms, and any provision of any such prior agreement which conflicts with or contradicts any provision of this letter agreement is hereby revoked and superseded. Any prior agreement, if any, you may have with the Company regarding your employment, whether written or oral, is hereby, and without any further action on your part or the Company’s, terminated, revoked and superseded by this letter agreement. This letter agreement may be amended or terminated only by a written instrument executed both by you and the Company. In the event that any provision of this letter agreement shall, in whole or in part, be determined to be invalid, unenforceable or void for any reason, such determination shall affect only the portion of such provision determined to be invalid and unenforceable or void and shall not affect in any way the remainder of such provision or any other provision of this letter agreement.

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We are excited to have you on board. Please acknowledge your acceptance of this offer and the terms of this letter agreement by signing below and returning a copy to me.

Sincerely,

VIEWRAY INCORPORATED

By:	/s/ Gregory M. Ayers
Name:	Gregory M. Ayers, M.D., Ph.D.
Title:	Chief Executive Officer & President

I hereby acknowledge that I have had a full and adequate opportunity to read, understand and discuss the terms and conditions contained in this letter agreement prior to signing hereunder.

/s/ David Chandler
David Chandler

Date:	November 11, 2010

Please Complete the Following:
Home Address:
Home Telephone:

Home Fax, if any:

Home Email, if any:

Annex A

Permitted Activities

1.	Junior Achievement

2.	vcfo Washington, Inc. transition support during the 45 day period following the Start Date.